Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Claude Resources Announces First Quarter Results

    SASKATOON, SK, May 8 /CNW/ -

    Overview

    Claude Resources' gold sales volume exceeded forecast in the first quarter of 2006 reaching 13,000 ounces, 12% above the target of 12,000 ounces.
Good progress was made on both the Porky Lake and Santoy declines in preparation for the bulk sample extractions later in 2006 which are expected to lead to higher production from Claude's nearby Seabee mill.
    "We continue to be enthused about the potential for the Seabee mine to meet or exceed the forecast 48,000 ounces for 2006 and to be processing ore from both of the Porky Lake and Santoy bulk samples before year-end" stated
President and CEO Neil McMillan.
    "Stronger gold prices combined with growing production at Seabee and the potential of the Madsen gold exploration project in Red Lake, Ontario provide our shareholders with the opportunity for significant benefit going forward"
he said.

    <<
    Financial Highlights
    -------------------------------------------------------------------------
                                                Three Months    Three Months
                                              Ended March 31, Ended March 31,
                                                        2006            2005
    -------------------------------------------------------------------------
    Revenue ($ millions)                                11.2             8.0
    -------------------------------------------------------------------------
    Net earnings ($ millions)                            4.4              .3
    -------------------------------------------------------------------------
    Earnings per share ($)                              0.06            0.00
    -------------------------------------------------------------------------
    Cash from operations ($ millions)(x)                 2.9             1.3
    -------------------------------------------------------------------------
    Cash from operations per share ($)(x)               0.04            0.02
    -------------------------------------------------------------------------
    Average realized gold price US $/ounce)              556             439
    -------------------------------------------------------------------------
    Total cash operating costs (US $/ounce)              353             319
    -------------------------------------------------------------------------
    Working capital ($ millions)                         5.9             5.0
    -------------------------------------------------------------------------
    (x)before net change in non-cash working capital

    OPERATIONS

    Gold

    During the first quarter of 2006, the Seabee mine processed 61,800 tonnes of ore grading 6.58 grams per tonne producing 12,100 ounces of gold. This compares to 54,200 tonnes of ore processed grading 6.93 grams per tonne producing 11,200 ounces of gold for the similar period in 2005. The increased throughput during the quarter was a result of more working places being mined as well as additional ore availability from the 4006 longhole stope and 7711 and 6308 cut and fill stopes.

    Operating Statistics                                 Three Months Ended
                                                              March 31
                                                        2006            2005

    Tonnes mined                                      50,200          48,900
    Mined grade (g/t)                                   9.10            7.58
    Mined volume (ounces)                             14,700          11,900
    Tonnes milled                                     61,800          54,200
    Grade processed (g/t)                               6.58            6.93
    Recovery (%)                                       92.54           92.65
    Sales volume (ounces)                             13,000          10,300
    Production volume (ounces)                        12,100          11,200

    Development costs during the first quarter of 2006 remained relatively unchanged compared to the first quarter of 2005 at $2.2 million. Mine development will continue in several areas including the 840 level exhaust raise, continuation of the decline to the 900 level, and sill access for the
8811 longhole stope.
    The mine operating plan for the second quarter will focus on completing the 7711 and 8011 longhole stopes as well as the 3915 and 7509 shrinkage stopes. Mine management is optimistic the longhole mining method currently being tested on the lower levels will provide added cost efficiencies as well as mitigation of dilution issues currently being experienced at depth with the
Company's current shrinkage mining method.
    The Seabee mill expansion to 1,100 tonnes per day from 550 tonnes per day continued during the first quarter with circuit testing expected to begin during the second quarter.

    Oil and Gas

    Oil and natural gas liquids (NGL's) and natural gas operations continue to positively impact corporate earnings and cash flow from operations, before net change in non-cash working capital items. Higher realized petroleum and gas prices period over period offset by production declines and higher operating costs resulted in relatively unchanged contributed cash flows in the first quarter of 2006 of $.5 million ($0.01 per share).

    EXPLORATION

    The Company continued to aggressively pursue its strategy of exploring for satellite gold deposits within trucking distance of the Seabee mill.

    Santoy Area

    The Santoy property lies 11 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization, which has been sufficiently drill-tested to support the calculation of an estimated inferred mineral resource of 910,000 tonnes of 6.10 grams per tonne (top cut of 30 grams per tonne). The bottom cut-off grade used by Claude is 3.0 grams per tonne over
1.2 metres true width. A specific gravity of 2.8 is used based on Seabee mine practice. In October, 2005 the Company received permits from the necessary regulatory agencies to proceed with bridge/road work to the site and to bulk sample zone 7. During the month of March the portal was established and the decline advanced 10 metres. Work will continue after spring breakup and it is expected the roadwork will be completed and the bulk sample delivered to the
Seabee mill in the latter half of 2006. Pending positive results, the Company expects to begin mining the zone 7 deposit in 2007.
    Surface drill programs to be carried out at Santoy during the first quarter of 2006 were postponed - unseasonally warm weather conditions prevented timely access to the area. The programs have been redesigned to be carried out this summer.

    Porky West Zone

    The Porky Lake area lies two kilometres north of the Seabee mine and contains an extensive, 7.5 kilometre long gold mineralized shear horizon at the contact of volcanic and sedimentary rocks. Four significant zones have been identified along this horizon to date, one of which (Porky West) has been sufficiently drill-tested to support the calculation of an estimated indicated
mineral resource of 90,000 tonnes of 7.33 grams per tonne and an estimated inferred mineral resource of 130,000 tonnes of 5.00 grams per tonne. After receiving the necessary permits the Company had advanced a ramp down towards the zone approximately 125 metres by the end of 2005. Underground crews were returning to continue work at Porky West at the end of March and it is expected the bulk sample will be delivered to the Seabee mill during the middle of 2006 - approximately 5,000 tonnes will be extracted from the 130 metre level. Pending positive results of the bulk sampling, the Company expects to begin mining the Porky West deposit in 2007.
    Seventeen core drill holes (4,830 metres) were completed in the area of the Porky West zone during the fall and winter drill programs. Results further delineated the gold mineralization at Porky West and successfully extended the mineralized horizon 500 metres westward.

    Pigeon Lake Area

    The Pigeon Lake area lies just northeast of the Porky property and hosts the eastern extension of the same mineralized gold horizon. Although the mild winter prevented access to this area until the middle of March, three core drill holes were successfully completed before spring shut-down. Two holes tested extensions to a previously intersected zone and the third was stepped
50 metres to the south to continue testing of the known horizon. The highlight of this drilling was the third hole which intersected the mineralized horizon and returned a weighted average of 9.40 grams per tonne over a core length of
8.04 metres (6.19 metres true width, assays cut to 30 grams per tonne). A drill program this summer will continue testing this zone.

    Shane Area

    The Shane area lies about five kilometres east of the Seabee mine. During the first quarter 12 core drill holes tested mineralization hosted by quartz veins and sheared metavolcanic rocks of the Pine Lake greenstone belt. Results of this drilling have been issued in the May 4, 2006 press release "Claude
Resources finds significant gold intersections on Shane property". The requirement to spend $500,000 by March 31, 2006 was met with this program and the Company will move into the next phase of the option agreement, which requires expenditures of $100,000 per year for the next two years.

    Madsen Property

    In 2005 Placer delivered its final 2004 exploration report for the Madsen property located near Red Lake, Ontario in the prolific Red Lake gold mining camp. By the end of 2004 Placer had spent a total of $8.6 million on the
Property, $400,000 more than required by the option agreement with Claude. As per the agreement, Placer, or its successor, has until December, 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.

    FINANCIAL

    For the three months ended March 31, 2006, the Company recorded net earnings of $4.4 million, or $0.06 per share, after a $1.5 million gain on sale of investments and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to net earnings of $.3 million, or $0.00 per share, after a similar income tax recovery of $1.3 million for the same period last year. The period over period net earnings increase was due largely to a combination of higher gold revenues, the gain on sale of portfolio investment, and the increase in income tax recovery offset by higher mine operating costs.

    Revenue

    Total revenue generated for the quarter was $11.2 million, a 40%
improvement over the $8.0 million reported for the same period in 2005. The
Seabee mine contributed $8.4 million to revenue, a 53% improvement from the
$5.5 million reported for the same period in 2005. This was largely a result of the period over period increase in gold sales volume (Q12006 - 13,000;
Q12005 - 10,300) combined with a 19%, or $102 per ounce, increase in Canadian dollar gold prices realized: Q12006 - $641 (US $556); Q12005 - $539 (US $439).
    Oil, NGLs and natural gas revenue reported for the quarter totalled
$2.8 million, a 12% improvement from the $2.5 million reported for the same period in 2005. This was due to a combination of increased petroleum and natural gas prices offset by production declines.

    Expenditures

    Total mine operating costs were $5.3 million this quarter, a 33% increase from the $4.0 million recorded for the comparable period last year. This was attributable to added broken ore stockpile costs expensed during the period, a result of improved sales volume. These operating costs combined with the appreciating Canadian versus US dollar exchange rate, offset by the higher sales volume resulted in a 11% increase in cash operating cost per ounce
(Q12006 - US $353; Q12005 - US $319).
    Oil, NGLs and natural gas operating costs increased by 30% period over period. This was largely a result of salt water disposal and emulsion treatment charges on the Zama property combined with general cost increases affecting the entire industry.

    Administrative Costs

    General and administrative costs remained relatively unchanged period over period at $.8 million.

    Depreciation and Depletion

    For the quarter, depreciation and depletion of the Company's gold assets increased by 14% to $2.4 million from the $2.1 reported for the first quarter of 2005. This was largely a result of slightly higher tonnes mined and milled during this period combined with a larger asset base used in the units of production calculation.
    Depreciation and depletion of the Company's oil and gas assets fell slightly, a result of the larger asset base used in the units of production calculation offset by much improved oil reserves.

    Other Income

    During the quarter, the Company disposed of a portion of its investment portfolio, realizing a gain of $1.5 million.

    Income Taxes

    The income tax recovery of $2.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2005 and the subsequent renouncement of those expenditures in 2006. For the first quarter of 2005 the Company reported a similar benefit and recovery of $1.3 million.

    Liquidity & Financial Resources

    For the quarter, cash flow from operations, before net change in non-cash working capital items, was $2.9 million, or $0.04 per share. This compares to
$1.3 million, or $0.02 per share, for the same period last year. This quarter's 123% period over period improvement is largely attributable to greater contribution from the Seabee mine.

    Investing

    Mineral property expenditures during the first quarter of 2006 of
$5.1 million remained relatively unchanged from the same period last year.
This period's expenditures were comprised of the following: Seabee mine development costs of $2.2 million remained relatively unchanged period over period; exploration costs, focusing primarily on the Porky and Santoy Lake bulk sample projects of $1.5 million (Q12005 - $1.2 million); property, plant and equipment charges of $1.6 million were comprised largely of equipment purchased for the two bulk samples projects and additional mill expansion costs. The expanded mill, initiated in 2005 to mitigate ore grade volatility and accommodate the potential for additional ore from sources other than the
Seabee mine, should be commissioned by the end of the second quarter.
    Oil and gas capital expenditures of $.7 million during the first three months of 2006 increased from the $.4 million reported for the same period last year. Much of this increase reflects drilling on both the Nipisi and
Edson properties and infrastructure costs on the Edson gas plant.
    During the quarter the Company disposed of a portion of its investment in a public company for proceeds of $1.5 million. The Company holds shares in a number of publicly traded entities which have a book value of $.5 million and fair market value of $4.8 million at March 31, 2006.

    Financing

    Financing activities during the first quarter were minimal and included the issuance of 108,000 common shares pursuant to the Company's Employee Share
Purchase Plan and the exercise of 100,000 stock options.
    During the first quarter of 2005, for general working capital purposes and to assist in financing the mill expansion, the Company borrowed
$5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing February
2010. The Company repaid $.2 million during the first quarter of 2006.
    The proceeds from the capital lease obligations relate largely to equipment acquired for the Porky and Santoy Lake bulk samples, $.1 million was repaid on these leases during the quarter.

    OUTLOOK

    The Company's production and cost forecast remain unchanged for both the
Seabee mine and oil and gas operations. For 2006, gold sales volume is estimated to be 48,000 ounces with mine operating costs budgeted at approximately $18.4 million. Capital investment remains as budgeted, with mine development costs of $7.3 million, plant and equipment costs between
$1.5 million to $2.0 million and exploration costs of $5 million to $6 million
(due to the Porky Lake and Santoy bulk samples).
    Oil and gas revenues should remain unchanged as production and price are expected to remain strong. Both operating and capital expenditures remain as previously forecast.
    The Company expects to be in a position to process tonnes from the Porky and Santoy bulk samples by the third quarter. Success at either or both projects could lead to a production increase early as 2007.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At March 31, 2006, the Company had no outstanding forward gold contracts. At March 31, 2006, the Company had outstanding foreign exchange contracts to sell US $1.0 million at an average exchange rate of 1.1598 CDN$/US$.

    BALANCE SHEET

    The Company's total assets were $104 million at March 31, 2006 compared to $95 million at December 31, 2005. The increase is mostly attributable to supplies inventory increases, a result of the winter road restocking, and capital invested at the Seabee mine.
    The long-term debt of $.3 million relates to capital lease obligations.
The Company has a $4.0 million loan outstanding, but because it is a demand loan, the entire amount has been classified as a current asset for accounting purposes. Working capital was $5.9 million at March 31, 2006 compared to
$6.9 million at December 31, 2005.
    Shareholder's equity for the three months ended March 31, 2006 increased by $2.0 million. The increase reflects net earnings of $4.4 million and a
$2.4 million decrease to share capital a result of the offset entry to the
2005 flow-through share issues and subsequent income tax recovery.

    OUTSTANDING SHARE DATA

    At March 31, 2006, there were 72.7 million common shares outstanding. In addition, there were 3.2 million employee stock options and 3.5 million warrants outstanding with exercise prices ranging from $.53 to $3.05 per share and $1.10 to $3.00 per share, respectively.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of March 31, 2006, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer
with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief
Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-
looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

    ADDITIONAL INFORMATION

    Additional information related to the Company is available at
www.sedar.com and www.clauderesources.com

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                                (signed)
    Chief Executive Officer                 Chief Financial Officer

    Date: May 8, 2006

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands)
                                                    March 31     December 31
                                                        2006            2005
                                                -------------   -------------
    Assets
      Current assets:
        Cash                                       $   1,466       $   1,448
        Receivables                                    3,775           4,359
        Inventories                                   12,578           5,953
        Shrinkage stope platform costs (Note 2)        8,838           8,941
        Prepaids                                         442             397
        Other assets                                     764             599
    -------------------------------------------------------------------------
                                                      27,863          21,697

      Oil and gas properties                           8,209           7,681
      Mineral properties                              45,192          42,471
      Investments (Note 3)                               465             549
      Promissory note                                 20,218          20,383
      Deposits for reclamation costs                   2,101           2,097
    -------------------------------------------------------------------------

                                                   $ 104,048       $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness                          $   1,292       $   2,543
        Payables and accrued liabilities              14,970           6,380
        Demand loan (Note 4)                           4,033           4,261
        Other current liabilities                      1,658           1,609
    -------------------------------------------------------------------------
                                                      21,953          14,793

      Obligations under capital lease                    321             156
      Royalty obligation                              20,348          20,513
      Deferred revenue                                 1,279           1,316
      Asset retirement obligations                     2,350           2,311

      Shareholders' equity:
        Share capital (Note 5)                        50,638          53,109
        Contributed surplus                              680             622
        Retained earnings                              6,479           2,058
    -------------------------------------------------------------------------
                                                      57,797          55,789
    -------------------------------------------------------------------------

      Commitments and contingency
       (Note 7 and Note 8)

                                                   $ 104,048       $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Earnings
    (Canadian Dollars in Thousands)

                                                         Three Months Ended
                                                              March 31
                                                        2006            2005
    Revenues
      Gold                                         $   8,370       $   5,538
      Oil and gas:
        Gross revenue                                  2,826           2,478
        Crown royalties                                 (731)           (602)
        Alberta Royalty Tax Credit                       125             125
        Overriding royalties                          (1,312)         (1,187)
    -------------------------------------------------------------------------
      Net oil and gas revenue                            908             814
    -------------------------------------------------------------------------
                                                       9,278           6,352
    Expenses
      Gold                                             5,310           4,021
      Oil and gas                                        426             328
      Depreciation, depletion and accretion:
        Gold                                           2,415           2,127
        Oil and gas                                      166             206
      General and administrative                         827             801
      Interest and other                                (130)            (83)
    -------------------------------------------------------------------------
                                                       9,014           7,400
    -------------------------------------------------------------------------

    Earnings (loss) before the undernoted item           264          (1,048)
      Gain on sale of investments                      1,464               -
    -------------------------------------------------------------------------

    Earnings (loss) before income taxes                1,728          (1,048)

      Income tax recovery (Note 6)                     2,693           1,311
    -------------------------------------------------------------------------

    Net earnings                                   $   4,421       $     263
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings per share
      Basic and diluted                            $    0.06       $    0.00
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of shares outstanding
     (000's)                                          72,569          61,764
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands)

                                                         Three Months Ended
                                                              March 31
                                                        2006            2005
    Cash provided from (used in):

    Operations:
      Net earnings                                 $   4,421       $     263
      Non-cash items:
        Depreciation and depletion                     2,542           2,299
        Stock-based compensation                          58              64
        Accretion of asset retirement obligations         39              34
        Income tax recovery                           (2,699)         (1,320)
        Gain on sale of investments                   (1,464)              -

      Net change in non-cash working capital:
        Receivables                                      584          (1,599)
        Inventories                                   (6,625)         (5,001)
        Shrinkage stope platform costs                   103            (239)
        Prepaids                                         (45)            (35)
        Payables and accrued liabilities               8,590           6,650
    -------------------------------------------------------------------------
      Cash from operations                             5,504           1,116

    Investing:
      Mineral properties                              (5,107)         (5,296)
      Oil and gas properties                            (684)           (424)
      Investments                                      1,548               -
      Increase in reclamation deposits                    (4)             (4)
    -------------------------------------------------------------------------
                                                      (4,247)         (5,724)
    Financing:
      Issue of common shares, net of issue costs         228             110
      Deferred revenue                                  (231)            (87)
      Bank indebtedness                               (1,251)            317
      Demand loan
        Proceeds                                           -           5,000
        Repayment                                       (228)            (79)
      Obligations under capital lease:
        Proceeds                                         328               -
        Repayment                                        (85)            (15)
    -------------------------------------------------------------------------
                                                      (1,239)          5,246

    Increase in cash                                      18             638
    Cash, beginning of period                          1,448           1,045
    -------------------------------------------------------------------------
    Cash, end of period                            $   1,466       $   1,683
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands)

                                                         Three Months Ended
                                                              March 31
                                                        2006            2005

    Retained earnings, beginning of period         $   2,058       $   5,563
    Net earnings                                       4,421             263
    -------------------------------------------------------------------------
    Retained earnings, end of period               $   6,479       $   5,826
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Notes to Consolidated Financial Statements

    Note 1 - General

    The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2005. The unaudited financial statements include the financial statements of the Company and its subsidiaries.
    The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods'
presented. The statements have not been reviewed by the Company's independent auditors.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    At March 31, 2006, the quoted market value of the investments were
$4.8 million (December 31, 2005 - $6.7 million).

    Note 4 - Demand Loan

    The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010. The loan is secured by a general security agreement covering all assets of the
Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At March 31, 2006 there were 72,670,013 common shares outstanding.

    a) Issue of shares

    During the first quarter the Company issued 108,000 and 100,000 common shares pursuant to the Company's Employee Share Purchase Plan and stock option plan, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.

    For options outstanding at March 31, 2006 weighted average exercise prices are as follows:

                             March 31     Average      December 31   Average
                               2006        Price          2005        Price

    Beginning of period     2,755,000   $    1.11       2,660,000   $   1.15
    Options granted           565,000        1.15         345,000       0.98
    Options exercised/
     cancelled               (100,000)       0.53        (250,000)      1.29
                           ----------------------      ----------------------
    End of period           3,220,000   $    1.13       2,755,000   $   1.11
                           ----------   ---------      ----------   ---------
                           ----------   ---------      ----------   ---------

    For options outstanding at March 31, 2006, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                            Weighted    Weighted
                                             Average     Average
                                            Exercise   Remaining
    Option Price Per Share        Number       Price        Life

    $.53-$.96                  1,126,000   $    0.66        6.62 years
    $1.05-$1.38                1,759,000        1.25        5.80 years
    $1.71-$3.05                  335,000        2.05        2.69 years
                             -----------------------------------
                               3,222,000   $    1.13        5.76 years
                             ------------     ------------------
                             ------------     ------------------

   The fair value of stock options issued in the year was estimated using the
Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 60.82% volatility and interest rates ranging from 3.91% to 3.96%. For the year to date, the compensation cost recorded in respect of stock options issued was $58,000.

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.7 million
(2005 - $1.3 million).

    Note 7 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.
    Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.
    At March 31, 2006, the Company had no outstanding forward gold contracts.
At March 31, 2005, the Company had outstanding forward gold contracts of
2,000 ounces at an average price of US $423 per ounce.
    At March 31, 2006, the Company had outstanding foreign exchange contracts to sell US 1.0 million at an average exchange rate of 1.1598 CDN$/US$. At
March 31, 2005, the Company had outstanding foreign exchange contracts to sell
US $3.5 million at an average exchange rate of 1.2347 CDN$/US$.

    Note 8 - Contingency

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the
Court of Queen's Bench. On September 28, 2005 the Court of Queen's Bench
agreed with the Company's position, allowing the appeal and setting aside the contravention. This decision is currently under appeal by the plaintiffs. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of the settlement, if any. Management is of the opinion these claims are without merit.

    Note 9 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 10 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2005 for a narrative explanation of the differences in Canadian and US GAAP.

    >>
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Additional information related to the Company is available at www.sedar.com and www.clauderesources.com;
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (CRJ. CGR)

CO:  Claude Resources Inc.

CNW 17:18e 08-MAY-06